

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2021

Aris Kekedjian
Chief Executive Officer
ICAHN ENTERPRISES L.P.
16690 Collins Ave, PH-1
Sunny Isles Beach, FL 33160

> **Re: ICAHN ENTERPRISES L.P.**
> **Form S-3 Filed July 14, 2021**
> **File No. 333-257902**

Dear Mr. Kekedjian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Stertzel at (202) 551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing